SCIENTIFIC ENERGY, INC
                               630 North 400 West
                           Salt Lake City, Utah 84103

                                February 25, 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.C.
Washington, D.C. 20549

         Re:      Scientific Energy, Inc
                  Withdrawal of Registration Statement on Form 10-SB File No. 000-50559

Commissioners:

         Please be advised that Scientific Energy Inc. (The "Company") hereby requests withdrawal of its registration statement on Form 10-SB, as referenced above, and any and all amendments thereto pursuant to the provisions of Securities Exchange Act of 1934, as amended.

         The subject registration statement was filed on January 28, 2004 in connection with the planned spin-off of the Company's shares of common stock by its parent corporation, Electronic Game Card, Inc. Following discussions with the SEC Staff and a review of the filing, it has been determined that the Company should withdraw its registration statement in order to better facilitate its planned spin-off by subsequently filing with the SEC a new registration under the Securities Act of 1933. Accordingly, the Company believes it to be in its best interest to withdraw its current registration statement prior to its effectiveness. The Company will then proceed to prepare and file on an appropriate form a new registration statement of its shares under the Securities Act of 1933.

         No securities have been sold or issued pursuant to or in reliance upon the registration statement and the Company did not realize any proceeds from the registration statement.

         Inquiries regarding the Company and its registration statement should be directed to our legal counsel, Leonard E. Neilson, 8160 South Highland Drive, Suite 209, Sandy, Utah 84093, telephone (801) 733-0800, and fax (801) 733-0808.

                                                     Scientific Energy, Inc.


                                              By:    /S/ TODD B. CROSLAND
                                                     --------------------
                                                     Todd B. Crosland, President
cc:      Roger Schwall